AgiiPlus Inc.

April 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:	AgiiPlus Inc. Amendment No. 4 to Registration Statement on Form F-1 Filed March 30, 2023 File No. 333-267461

Dear Mr. Lopez and Mr. Holt:

AgiiPlus Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 20, 2023 regarding Amendment No. 4 to Registration Statement on Form F-1 filed by AgiiPlus Inc. on March 30, 2023. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 5 to the Registration Statement on Form F-1 (“Amendment No. 5 to the Registration Statement”) is being filed by the Company to accompany this response letter.

Amendment No. 4 to Registration Statement on Form F-1 filed March 30, 2023

General

1. Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.4 of Form 20-F.

Response: In response to the Staff’s comment, we revised throughout Amendment No. 5 to the Registration Statement to update the financial statements and corresponding financial information to cover the periods ended December 31, 2021 and 2022.

2. Please revise to update your disclosure regarding the CSRC Trial Administrative Measures. Describe their impact on you and your ability to offer or continue to offer securities to foreign investors, including the securities being registered. Disclose whether you and relevant parties to this transaction have complied with your obligations under the Trial Administrative Measures and the risks to you and investors of non-compliance. In this regard, we note that it appears your offering is now subject to CSRC review because the Trial Administrative Measures took effect on March 31, 2023 and your registration statement was not declared effective prior to that time.

Response: In response to the Staff’s comment, we updated our disclosure regarding the CSRC Trial Administrative Measures on pages 7 through 8 and 41 through 43 of Amendment No. 5 to the Registration Statement.

3. We note the revised disclosure on page 177 regarding the $9.7 million shares to be issued to certain investors immediately prior to closing at a price of between $3.0 and $3.50 per share. Please revise Risk Factors to address in quantitative and qualitative terms the discount based on the mid-point of the range in this offering. With a view to disclosure, advise us why the investors will receive what appears to be an approximately 33% discount to the current offering price.

Response: In response to the Staff’s comment, we included a risk factor titled “We have entered into a series of share purchase agreements with individual and institutional investors at discounted prices with shares to be delivered upon the closing of this offering, which could lead to dilution to our investors of the initial public offering and sales of such shares in the open market, once unrestricted, could affect the trading price of our Class A ordinary shares” on page 55 of Amendment No. 5 to the Registration Statement to address in quantitative and qualitative terms the discount based on the mid-point of the range in this offering.

We respectfully advise the Staff that the investors will receive a discount ranging from 33.3% to 42.9% of the assumed current offering price of $5.25, the midpoint of the price range, because of the following reasons:

1.	Higher investment risks for pre-IPO investors. Pre-IPO investors face higher levels of uncertainty and risks compared to investors who participate in the initial public offering, as there are uncertainties associated with the Company’s proposed initial public offering. In the event that our listing application with the Nasdaq Stock Market takes a very long time to complete, or is unsuccessful due to unexpected reasons, the pre-IPO investors may not be able to achieve the targeted investment return or even suffer a loss in their investment.

2.	Lock-up period and unregistered shares. The shares to be issued to the Company’s pre-IPO investors are unregistered shares. Additionally, each of the pre-IPO investors has entered into a lock-up agreement with the Company, restraining such investor from selling or otherwise disposing their shares for a period of six months after issuance. As such, the shares to be held by pre-IPO investors are less liquid and are not freely tradable until after the lock-up period expires and the shares are registered or an exemption from registration becomes available. In comparison, the shares to be received by investors in the initial public offering are freely tradable.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Jing Hu
Jing Hu
Chief Executive Officer and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC